Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months Ended
January 27, 2013
(In thousands)
Fixed Charges:
Interest expense*	$73,414
Capitalized interest	204
Interest component of rental expense	32,069
Total fixed charges	$105,687

Earnings:
Income from continuing operations before income taxes	$388,815
Add: Interest expense*	73,414
Add: Interest component of rental expense	32,069
Add: Amortization of capitalized interest	219
Earnings as adjusted	$494,517

Ratio of earnings to fixed charges	4.68

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.